UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-34945

TRIANGLE PETROLEUM CORPORATION
(Exact name of registrant as specified in its charter)

100 Fillmore St., 5th Floor, Denver, Colorado 80206 303-385-8439
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  105

Pursuant to the requirements of the Securities Exchange Act of 1934, Triangle Petroleum Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 16, 2018	By:	/s/ Ryan McGee
	Name:	Ryan McGee
	Title:	General Counsel